August 5, 2015

Via EDGAR Transmission and E-mail

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jeffrey P. Riedler

Re: Amarin Corporation plc: Registration Statement on Form S-3 filed July 24, 2015 (File No. 333-205861)

Dear Mr. Riedler:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Amarin Corporation plc (the “Registrant”) does hereby respectfully request acceleration of the effective time of the above-referenced Registration Statement on Form S-3 so that it may become effective at 4:15 p.m. (Washington, DC time) on Friday, August 7, 2015, or as soon as practicable thereafter.

The Registrant hereby acknowledges the following:

•	should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Michael Bison of Goodwin Procter LLP at (617) 570-1933.

Sincerely, Amarin Corporation plc

By:	/s/ Joseph T. Kennedy
Name: Title:	Joseph T. Kennedy General Counsel

cc:	Matthew Jones, U.S. Securities and Exchange Commission

Michael Bison, Esq., Goodwin Procter LLP (by email)

William Collins, Esq., Goodwin Procter LLP (by email)